UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42544

Skycorp Solar Group Limited

Room 303, Block B, No. 188 Jinghua Road, Yinzhou District

Ningbo City, Zhejiang Province, China 315048

+86 0574 87966876

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry Into Material Definitive Agreements

On April 30, 2026, Skycorp Solar Group Limited (the “Company”), entered into a share acquisition agreement (the “Share Acquisition Agreement”) to acquire an equity interest of 56.0% in Nanjing Cesun Power Co., Ltd. (the “Nanjing Cesun”) for a total consideration of approximately US$20.2 million (the “Acquisition”). Prior to the Acquisition, the Company already held 44.0% of Nanjing Cesun’s total equity interest. Following the Acquisition, Nanjing Cesun will become the wholly-owned subsidiary of the Company.

Under the terms of the Share Acquisition Agreement, the Company will satisfy the purchase consideration through issuance of additional 3,079,000 Class A ordinary shares and 4,904,000 Class B ordinary shares of the Company. The newly issued Class A ordinary shares will be subject to a lock-up period of six months, and the newly issued Class B ordinary shares will be subject to a lock-up period of 24 months.

As a related party transaction, the Acquisition was approved by the Company’s board of directors and audit committee on April 30, 2026. The closing of the Acquisition is subject to the satisfaction of certain customary closing conditions as stipulated in the Share Acquisition Agreement.

On May 1, 2026, The Company entered into a series of securities purchase agreements (the “SPAs”, together with the Share Acquisition Agreement, the “ Transaction Documents”) with certain entities named therein (each an “Investor,” and collectively, the “Investors”), pursuant to which the Investors agreed to subscribe, and the Company agreed to issue and sell an aggregate of 1,694,000 Class A ordinary shares, each with a par value of US$0.002 (the “PIPE Shares”) through a private investment in public equity (the “PIPE”), at a price of approximately US$1.77 per Class A Ordinary Share. The PIPE Shares are subject to a lock-up period of six months commencing on the date of SPAs, during which the Investors shall not sale, transfer, pledge, or hedging of PIPE Shares without the prior written consent of the Company. The closing of the PIPE is subject to the satisfaction of certain customary closing conditions as stipulated in the SPAs.

Immediately following the closing of the transactions contemplated by the Transaction Documents, the Company will have 12,215,025 Ordinary Shares issued and outstanding, including 6,059,775 Class A Ordinary Shares and 6,155,250 Class B Ordinary Shares.

The foregoing summary of the Transaction Documents is subject to, and qualified in its entirety by, such document. Copies of the Transaction Documents are attached hereto as Exhibit 10.1 and Exhibit 10.2 and are incorporated herein by reference.

On May 1, 2026, the Company issued a press release announcing the entry into the foregoing transactions. A copy of the press release is also filed as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Acquisition Agreement
10.2	Form of Securities Purchase Agreement
99.1	Skycorp Solar Group Limited Announces Acquisition of Remaining 56% Stake in Nanjing Cesun Power Co., Ltd. and $3.0 Million Private Placement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skycorp Solar Group Limited

Date: May 1, 2026	By:	/s/ Weiqi Huang
	Name:	Weiqi Huang
	Title:	Chief Executive Officer, Chairman of the Board, Director

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